February 3, 2011

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synopsys, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
File No. 000-19807

Dear Mr. Krikorian:

On behalf of Synopsys, Inc. (“Synopsys” or the “Company”) this letter is being transmitted in response to comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) by letter dated February 1, 2011, with respect to the periodic report referenced above (“Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Performance graph, page 20

1.	Please ensure in future filings that the cumulative total return for the company and each of the indexes for each fiscal year is clearly discernable from the graph. Refer to Instruction 2(b) of Item 201(e) of Regulation S-K. Consider disclosing the cumulative total returns for the company and each index for each year in a separate table adjacent to the graph.

We confirm that in future filings we will ensure that the cumulative total return for the Company and each of the indexes for each fiscal year is clearly discernable, and we will consider disclosing the cumulative total returns for the Company and each index for each year in a separate table adjacent to the graph.

Mr. Stephen Krikorian

February 3, 2011

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 44

2.	Please amend your filing to include a Report of your Independent Registered Public Accounting Firm that conforms to Rule 2-02 of Regulation S-X. In this regard, the opinion included on page 44 does not appear to be signed.

We enclose a copy of KPMG LLP’s manually signed audit report, dated December 16, 2010, which was delivered to us before we filed our Form 10-K. We also enclose a copy of KPMG LLP’s manually signed auditor’s consent, which was included in the EDGAR version of the Form 10-K exhibit with the conformed signature.

We respectfully request that the Staff permit the Company to comply with this comment in future filings rather than by amending the subject report. In future filings, we will ensure that the conformed signature of our independent registered public accounting firm appears in our EDGAR filings as required. If we were required to file an amendment we would of course include an explanatory note about the limited purpose of the amendment, but nevertheless we are concerned about the possibility of investor confusion about the amendment. Rule 12b-15 appears to require that the amendment include all of Item 8 – Financial Statements and Supplementary Data (about 40 pages), which some stockholders may mistakenly interpret as meaning that something substantive has changed in our financials. We believe that the benefit of showing the conformed signature in an amended filing does not outweigh the likely costs and risk of investors misinterpreting that filing.

We are currently preparing to send our stockholders proxy solicitation and annual report materials in connection with our annual meeting. In the Annual Report on Form 10-K that we will print for physical mailings to stockholders and make available to stockholders on the Internet, we propose to reproduce the actual graphic signature of KPMG LLP on their audit report. We plan to make our annual meeting materials available to our stockholders by February 11, 2011. We would appreciate the Staff’s consideration of this request with that timeline in mind.

***

As requested in the Staff’s letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Stephen Krikorian

February 3, 2011

Should you have additional questions or need additional information, please contact the undersigned at (650) 584-5441, or Erika Varga McEnroe, Associate General Counsel, at (650) 584-4241.

Very truly yours,

/s/ BRIAN M. BEATTIE
Brian M. Beattie
Chief Financial Officer

Dr. Aart de Geus (CEO, Synopsys, Inc.)

Brian E. Cabrera, Esq. (General Counsel, Synopsys, Inc.)

Enclosures:

1. Report of KPMG LLP (manually executed)

2. Consent of KPMG LLP (manually executed)

KPMG LLP 500 East Middlefield Road Mountain View, CA 94043

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Synopsys, Inc.:

We have audited the accompanying consolidated balance sheets of Synopsys, Inc. and subsidiaries (the Company) as of October 30, 2010 and October 31, 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 30, 2010. We also have audited Synopsys, lnc.’s internal control over financial reporting as of October 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Synopsys, Inc.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting appearing under item 9A(b). Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative (“KPMG International”), a Swiss entity.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Synopsys, Inc. and subsidiaries as of October 30, 2010 and October 31, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended October 30, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, Synopsys, Inc. maintained, in all material respects, effective internal control over financial reporting as of October 30, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As described in note 3, the Company changed its method of accounting for business combinations in fiscal 2010 and, as described in note 10, the Company changed its accounting for uncertainty in income taxes in fiscal 2008.

Mountain View, California

December 16, 2010

2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synopsys, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-84517 and 333-68011) on Form S-3 and (Nos. 333-169275, 333-166274, 333-157791, 333-151067, 333-151070, 333-116222, 333-45056, 333-38810, 333-32130, 333-90643, 333-84279, 333-77597, 333-56170, 333-63216, 333-71056, 333-50947, 333-77000, 333-97317, 333-97319, 333-99651, 333-100155, 333-103418, 333-103635, 333-103636, 333-106149, 333-108507, 333-77127, 333-68883, 333-60783, 333-50947, 333-45181, 333-42069, 333-22663, 333-75638, 333-125224, 333-125225, and 333-134899) on Form S-8 of Synopsys, Inc. of our report dated December 16, 2010, with respect to the consolidated balance sheets of Synopsys, Inc. and subsidiaries (the Company) as of October 30, 2010 and October 31, 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 30, 2010, and the effectiveness of internal control over financial reporting as of October 30, 2010, which report appears in the October 31, 2010 annual report on Form 10-K of Synopsys, Inc.

As described in note 3, the Company changed its method of accounting for business combinations in fiscal 2010 and, as described in note 10, the Company changed its accounting for uncertainty in income taxes in fiscal 2008.

Mountain View, California

December 16, 2010